EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces 8% Dividend Increase

OAKVILLE, ON, March 3 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced that the Board of Directors of APUC approved an annual dividend increase of $0.02 per common share for a total annual dividend of $0.26, paid quarterly at a rate of $0.065 per common share.

APUC also announced today that its Directors have declared a dividend on its shares. The dividend is $0.065 per share payable on April 15, 2011 to the shareholders of record on March 31, 2011 for the period from January 1, 2011 to March 31, 2011.

“2010 was a year of value consolidation for APUC with achievements in our growth program, including a large hydroelectric acquisition in our power business, resolution of nine water utility rate cases for Liberty Water, the commissioning of Phase I Red Lily wind project, the completion of Liberty Energy’s acquisition of our California electricity distribution utility and execution of agreements to acquire a significant followFon electricity distribution utility and a natural gas utility”, commented Ian Robertson, Chief Executive Officer of APUC. “Our total shareholder return proposition is based on our attractive dividend coupled with capital appreciation arising from dividend growth and we believe this dividend increase to be reflective of our confidence in APUC’s growing cash flows, solid earnings and attractive growth prospects.”

For Canadian resident shareholders, dividends declared are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding ForwardLLooking Information

Certain statements included in this news release contain information that is forwardFlooking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward Flooking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forwardFlooking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forwardF looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

F SEDAR: 00014832E

For further information:

Kelly Castledine

Telephone: (905) 465F 4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.